AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1998.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )

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                                   1ST Bancorp
-------------------------------------------------------------------------------
                                (Name of Issuer)
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                          Common Stock $1.00 Par Value
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                         (Title of Class of Securities)
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                                   31867L-10-0
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                                 (CUSIP Number)
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           Allen H. Blake, Executive Vice President, First Banks, Inc.
                   11901 Olive Boulevard, St. Louis, MO 63141
                                      (314)692-6317
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                   May 6, 1998
                                   -----------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         THIS STATEMENT CONTAINS ELEVEN (11) PAGES AND THE EXHIBIT INDEX
                              IS ON PAGE SIX (6).

                                  SCHEDULE 13D
---------------------------------------- --------- ----------------------------

CUSIP NO.  31867L-10-0                                       Page 2 of 11 Pages
---------------------------------------- --------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    INVESTORS OF AMERICA LIMITED PARTNERSHIP
                    (formerly Dierberg Four, L.P.)
                    43-1521079
---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*          (a)   |_|
                                                                     (b)   |X|

---------- --------------------------------------------------------------------

3          SEC USE ONLY

---------- --------------------------------------------------------------------

4          SOURCE OF FUNDS*

                    BK
---------- --------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO |_| ITEMS 2(d) OR 2(e)

---------- --------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEVADA
------------------- -------- --------------------------------------------------

    NUMBER OF       7        SOLE VOTING POWER

      SHARES                                99,176
------------------- -------- --------------------------------------------------

   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                               NONE
------------------- -------- --------------------------------------------------

       EACH         9        SOLE DISPOSITIVE POWER

    REPORTING                               99,176
------------------- -------- --------------------------------------------------

      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                                 NONE
------------------- -------- --------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             99,176
---------- --------------------------------------------------------------------

12         CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN  ROW (11) EXCLUDES CERTAIN
           SHARES*   |_|
---------- --------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.1%
---------- --------------------------------------------------------------------

14         TYPE OF REPORTING PERSON

                    IV, PN
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

     The statement on Schedule 13D filed by the reporting person on December 17, 1992, as amended on February 1, 1993 and June 20, 1994, to report ownership of shares of the Common Stock of lST Bancorp, 101 North Third Street, Vincennes, Indiana 47591 ("Bancorp") is hereby amended as follows:


Item 2. Identity and Background

     This statement is filed by Investors of America Limited Partnership (formerly Dierberg Four, L.P.), a Nevada limited partnership ("Investors"). The general partner of Investors is First Securities America, Inc., a Missouri corporation ("First Securities"). James F. Dierberg is the controlling shareholder of First Securities. Investors owns 100% of Tidal Insurance Limited, a British West Indies corporation ("Tidal"). The directors and officers of First Securities and Tidal are James F. Dierberg (President and Director) and Mary W. Dierberg (Secretary, Treasurer and Director). James F. Dierberg and Mary W. Dierberg are husband and wife.

     The information required by Item 2 with respect to each of the above named persons is attached to this statement as Exhibits 2A through 2D, and is incorporated herein by reference.

     The information disclosed in Exhibits 2A through 2D is included pursuant to General Instruction C to Schedule 13D.


Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 47,231 shares of Common Stock covered by this Schedule 13D was $1,464,161.00 plus a commission to the broker-dealer in the amount of $708.47. Investors purchased the Common Stock with resources drawn from an existing line of credit negotiated in the ordinary course of business with an unaffiliated bank, as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.


Item 4. Purpose of Transaction

     The shares of Common Stock covered by this statement are being held for investment purposes. Investors has the following plans with respect to the Common Stock:

     (a) The total of the Common Stock acquired by Tidal through purchase, stock dividends and stock split were sold by Tidal through a broker-dealer and purchased by Investors. Investors is the controlling shareholder of Tidal as described in Item 2. Tidal's disposition of the securities is reported in its separately filed Schedule 13D.

     Investors intends to continually assess the market for the Common Stock. Investors or an affiliate may purchase or dispose of shares of the Common Stock from time to time depending on such continuing assessment and upon future developments, including the then market price of such shares. However, any acquisition of 10% or more of the shares of Bancorp is subject to certain legal restrictions and requirements, including the regulations of the Office of Thrift Supervision ("OTS").

(b-j) None.

Item 5. Interest in Securities of the Issuer

     (a) The aggregate percentage of shares of Common Stock reported owned by Investors is based upon 1,093,840 shares outstanding as of May 8, 1998 as reported by Bancorp in response to a telephone inquiry. As of the close of business on May 13, 1998, Investors beneficially owned 99,176 shares, or approximately 9.07% of such number of shares, of Common Stock.

     (b) Investors beneficially owns 99,176 shares of the Common Stock and has the sole power to vote and dispose of such shares.

     (c) All transactions in the shares of Common Stock effected by Investors during the past sixty days are described in Exhibit 5(c) attached hereto. All such shares were purchased through a broker-dealer.

(d-e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Investors and Tidal are under  the  control  of  James F. Dierberg. See
 Item 2. Above.


Item 7. Material to Be Filed as Exhibits

     Exhibit 5(c) - Transactions in the Common Stock effected during the past sixty days.

     Exhibit 7 - A copy of a demand promissory note, pursuant to request of Investors of America Limited Partnership and instructions to the Form 13D, is included in the Confidential Exhibit Volume filed with the Secretary of the Commission and dated May 14, 1998.

                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               INVESTORS OF AMERICA, LIMITED PARTNERSHIP

                               By:/S/ James F. Dierbert
                               ------------------------
                                      James F. Dierberg, President
                                      First Securities America, Inc.
                                      (General Partner)

Date: May 14, 1998

                                  Exhibit Index


      Exhibit No.                                                     Page No.

      Exhibit 2A.........................................................   7

      Exhibit 2B.........................................................   8

      Exhibit 2C.........................................................   9

      Exhibit 2D.........................................................  10

      Exhibit 5(c).......................................................  11

      Exhibit 7..........................................................   *



* Confidential Exhibit, dated May 14, 1998, is filed with the Secretary of the Commission

                                   Exhibit 2A


INVESTORS OF AMERICA LIMITED PARTNERSHIP
(formerly Dierberg Four, L.P.)


State or Other Place of Organization:                 Nevada


Principal Business:                                   Investment in real estate
                                                      and stocks


Address of Principal Business:                        39 Glen Eagles Drive
------------------------------
                                                      St. Louis, Missouri 63124


Address of Principal Office:                          39 Glen Eagles Drive
----------------------------
                                                      St. Louis, Missouri 63124


Criminal Proceedings During Last 5 Years:             None
-----------------------------------------


Civil Proceedings During Last 5 Years:                None
--------------------------------------

                                   Exhibit 2B


FIRST SECURITIES AMERICA, INC. General Partner of Investors of America Limited Partnership)


State or Other Place of Organization:           Missouri
-------------------------------------


Principal Business:                             Insurance and investments
-------------------

Address of Principal Business:                  135 North Meramec
------------------------------                  Clayton, Missouri 63105


Address of Principal Office:                    135 North Meramec
----------------------------                    Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:       None
-----------------------------------------


Civil Proceedings During Last 5 Years:          None
--------------------------------------

                                   Exhibit 2C


JAMES F. DIERBERG (Director and President of Tidal Insurance Limited and First Securities America, Inc.; controlling shareholder of First Securities America, Inc.)


Residence or Business Address:                         39 Glen Eagles Drive, St.
------------------------------
                                                       Louis, Missouri 63124


Principal Occupation or Employment:                    Financial services
-----------------------------------

        Name of Employer:                              First Banks, Inc.
        ------------------

        Principal Business:                            Bank holding company
        ------------------

        Address:                                       135 North Meramec,
        -------
                                                       Clayton, Missouri 63105



Criminal Proceedings During Last 5 Years:              None
-----------------------------------------


Civil Proceedings During Last 5 Years:                 None
--------------------------------------


Citizenship:                                           U.S.A.

                                   Exhibit 2D


MARY W. DIERBERG (Director, Secretary and Treasurer of Tidal Insurance Limited and First Securities America, Inc.)


Residence or Business Address:                         39 Glen Eagles Drive, St.
------------------------------
                                                       Louis, Missouri 63124


Principal Occupation or Employment:                    Housewife


Criminal Proceedings During Last 5 Years:              None
-----------------------------------------


Civil Proceedings During Last 5 Years:                 None
--------------------------------------


Citizenship:                                           U.S.A.
------------

                                  Exhibit 5(c)

                    INVESTORS OF AMERICA LIMITED PARTNERSHIP

                   (Transactions Effected Within Past 60 Days)


PURCHASE OF COMMON STOCK OF 1ST BANCORP

Identity of                                       Number of          Price Per
Purchaser                 Date of Purchase     Shares Purchased        Share
Investors of America
Limited Partnership       May 6, 1998             47,231             $ 31.00